Exhibit 3.88

UNOFFICIAL TRANSLATION

DEED OF INCORPORATION

VNU INTERMEDIATE HOLDING B.V.

On the twenty-third day of June two thousand and six appears before me, Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

Reinier Hans Klelpool, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Geldermalsen on the twenty-fourth day of September nineteen hundred and seventy- nine, who is acting for the purpose hereof as attorney authorised in writing of VNU N.V., a limited liability company, with corporate seat in Haarlem, the Netherlands and address at: 2037 AA Haarlem, the Netherlands, Ceylonpoort 5, and as such representing such company.

The person appearing declares that VNU N.V. incorporates a private company with limited liability, which shall be governed by the following

ARTICLES OF ASSOCIATION:

Name. Corporate seat.

Article 1.

The name of the company is: VNU Intermediate Holding B.V. Its corporate seat is in Haarlem.

Objects.

Article 2.

The objects of the company are to participate in, take an interest in any other way in, to conduct the management of other business enterprises of whatever nature, furthermore to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental or may be conducive to any of the foregoing.

Share capital and shares.

Article 3.

3.1.	The authorised share capital of the company amounts to five million euro (EUR 5,000,000). It is divided into five million (5,000,000) shares of one euro (EUR 1) each.

3.2.	The shares shall be in registered form and shall be numbered consecutively from 1 onwards.

3.3.	No share certificates shall be issued.

3.4.	The company may make loans with a view to a subscription for or acquisition of shares in its share capital up to the amount of its distributable reserves. A resolution by the managing board to make a loan as referred to in the preceding sentence shall be subject to the approval of the general meeting of shareholders, hereinafter to be referred to as: the general meeting.

The company shall maintain a non-distributable reserve equal to the outstanding amount of the loans referred to in this paragraph.

Issue of shares.

Article 4.

4.1.	Shares shall be issued pursuant to a resolution of the general meeting; the general meeting shall determine the price and further terms and conditions of the issue.

4.2.	Shares shall never be issued at a price below par.

4.3.	Shares shall be issued by notarial deed in accordance with the provisions set out in section 2:196 of the Civil Code.

4.4.	Shareholders have no pre-emption rights upon issue of shares or upon a grant of rights to subscribe for shares.

4.5.	The company is not authorised to cooperate in the issue of depositary receipts for shares.

Payment for shares.

Article 5.

5.1.	Shares shall only be issued against payment in full.

5.2.	Payment must be made in cash to the extent that no alternative contribution has been agreed.

5.3.	Payment in cash may be made in a foreign currency, subject to the company’s consent.

Acquisition and disposal of shares.

Article 6.

6.1.	Subject to authorisation by the general meeting, the managing board may cause the company to acquire for a consideration such number of fully paid up shares in its own share capital that the aggregate par value of the shares in its share capital to be acquired and already held by the company and its subsidiary companies does not exceed half of the issued share capital and without prejudice to the other relevant provisions of section 2:207 of the Civil Code.

6.2.	Article 4 paragraph 1 shall equally apply to the disposal by the company of shares acquired in its share capital. A resolution to dispose of such shares shall be deemed to include the approval as referred to in section 2:195 subsection 4 of the Civil Code.

Shareholders register.

Article 7.

7.1.	The managing board shall maintain a shareholders register in accordance with the relevant statutory requirements.

7.2.	The managing board shall make the register available at the office of the company for inspection by the shareholders.

7.3.	Each shareholder, as well as each holder of a right of usufruct or holder of a right of pledge is obliged to inform the company of his address. Such address shall be recorded in the register, as well as the amount paid up on each share.

Notices of meetings and notifications.

Article 8.

8.1.	Notices of meetings to shareholders, as well as to holders of a right of usufruct and holders of a right of pledge with voting rights shall be sent by registered or regular letter to the addresses stated in the shareholders register.

8.2.	Notifications to the managing board shall be sent by registered or regular letter to the office of the company or to the addresses of all managing directors.

Transfer of shares.

Article 9.

Any transfer of shares or of a right of usufruct on shares or the creation or release of a right of usufruct or of a right of pledge on shares shall be effected by notarial deed, in accordance with the provisions set out in section 2:196 of the Civil Code.

Restrictions on the transfer of shares.

Article 10.

10.1.	A transfer of shares in the company - not including a disposal by the company of shares which it has acquired in its own share capital - may only be effected with due observance of paragraphs 2 to 7 inclusive of this article.

10.2.	A shareholder who wishes to transfer one or more shares shall require the approval of the general meeting.

10.3.	The transfer must be effected within three months after the approval has been granted or is deemed to have been granted.

10.4.	The approval shall be deemed to have been granted if the general meeting, simultaneously with the refusal to grant its approval, does not provide the requesting shareholder with the names of one or more interested parties who are prepared to purchase all of the shares referred to in the request for approval against payment in cash, at the purchase price determined in accordance with paragraph 5; the company itself can only be designated as interested party with the approval of the requesting shareholder.

The approval shall likewise be deemed granted if the general meeting has not made a decision in respect of the request for approval within six weeks of its receipt.

10.5.	The requesting shareholder and the interested parties accepted by him shall determine the purchase price referred to in paragraph 4 by mutual agreement.

Failing agreement, the purchase price shall be determined by an independent expert, to be designated by mutual agreement between the managing board and the requesting shareholder.

10.6.	Should the managing board and the requesting shareholder fail to reach agreement on the designation of the independent expert, such designation shall be made by the President of the Chamber of Commerce and Industry which is competent to register the company in the trade register.

10.7.	Once the purchase price of the shares has been determined by the independent expert, the requesting shareholder shall be free, for a period of one month after the determination of the purchase price, to decide whether he will transfer his shares to the designated interested parties.

Management.

Article 11.

11.1.	The company shall be managed by a managing board, consisting of one or more managing directors. The general meeting shall determine the number of managing directors.

A legal entity may be appointed as a managing director.

11.2.	Managing directors shall be appointed by the general meeting. The general meeting may at any time suspend and dismiss managing directors.

11.3.	The general meeting shall determine the terms and conditions of employment of the managing directors.

11.4.	In the event that one or more managing directors is prevented from acting or is failing, the remaining managing directors or the only remaining managing director shall temporarily be in charge of the management.

In the event that all managing directors are or the only managing director is prevented from acting or are / is failing, the person designated or to be designated for that purpose by the general meeting shall temporarily be in charge of the management.

Failing any managing director the person referred to in the preceding sentence shall as soon as possible take the necessary measures to come to a definitive arrangement.

Resolutions by the managing board.

Article 12.

12.1.	With due observance of these articles of association, the managing board may adopt rules governing its internal proceedings. Furthermore, the managing directors may, by rules or otherwise, divide their duties among themselves.

12.2.	The managing board shall meet whenever a managing director so requires. The managing board shall adopt its resolutions by an absolute majority of votes cast. In a tie vote, the general meeting shall decide.

12.3.	The managing board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telex or by telefax and all managing directors have expressed themselves in favour of the proposal concerned.

12.4.	The managing board shall adhere to the instructions of the general meeting in respect of the general financial, social, economic and personnel policies to be pursued by the company.

12.5.	The general meeting may adopt resolutions pursuant to which clearly specified resolutions of the managing board require its approval.

Representation, Authorised signatories.

Article 13.

13.1.	The managing board is authorised to represent the company. In the event that more than one managing director is in office, the company may also be represented by two managing directors acting jointly.

13.2.	If a managing director, acting in his personal capacity, enters into an agreement with the company or conducts any litigation against the company, the company may, with due observance of the provisions of the first paragraph, be represented in that matter by the other managing directors, unless the general meeting designates a person for that purpose or the law provides for the designation in a different manner. Such person may also be the managing director in respect of whom there is a conflict of interest.

If a managing director has a conflict of interest with the company other than as referred to in the first sentence of this paragraph, he as well as the managing board or the other managing directors shall have the power to represent the company, with due observance of the provisions of the first paragraph.

13.3.	The managing board may grant to one or more persons, whether or not employed by the company, the power to represent the company (“procuratie”) or grant in a different manner the power to represent the company on a continuing basis. The managing board may also grant such titles as it may determine to the persons referred to in the preceding sentence as well as to other persons, but only if they are employed by the company.

General meetings.

Article 14.

14.1.	The annual general meeting shall be held within six months after the end of the financial year.

14.2.	The agenda for this meeting shall in any case include the adoption of the annual accounts, the allocation of profits and the discharge of managing directors from liability for their management over the last financial year, unless the period for preparation of the annual accounts has been extended.

At this general meeting any other items which have been put on the agenda in accordance with paragraphs 5 and 6 of this article shall be discussed.

14.3.	A general meeting shall be convened whenever the managing board or a shareholder considers this appropriate.

14.4.	General meetings shall be held in the municipality where the company has its corporate seat.

Resolutions adopted at a general meeting held elsewhere shall be valid only if the entire issued share capital is represented and the holders of a right of usufruct and the holders of a right of pledge with voting rights are present or represented.

14.5.	Shareholders, as well as holders of a right of usufruct and holders of a right of pledge with voting rights shall be given notice of the general meeting by the managing board, by a managing director or by a shareholder. The notice shall specify the items to be discussed.

14.6.	Notice shall be given not later than on the fifteenth day prior to the date of the meeting. If the notice period was shorter or if no notice was sent, no valid resolutions may be adopted unless the resolution is adopted by unanimous vote at a meeting at which the entire issued share capital is represented and the holders of a right of usufruct and the holders of a right of pledge with voting rights are present or represented.

The provision of the preceding sentence shall equally apply to matters which have not been mentioned in the notice of the meeting or in a supplementary notice sent with due observance of the notice period.

14.7.	The general meeting shall appoint its chairman. The chairman shall designate the secretary.

14.8.	Minutes shall be kept of the business transacted at a meeting.

Voting rights of shareholders.

Article 15.

15.1.	Each share confers the right to cast one vote. Upon the granting of a right of usufruct or a right of pledge on shares the voting rights attached to shares may be conferred on holders of a right of usufruct and holders of a right of pledge on such shares.

Managing directors as such have an advisory vote at the general meetings.

15.2.	Shareholders may be represented at a meeting by a proxy authorised in writing.

15.3.	Resolutions shall be adopted by an absolute majority of the votes cast.

15.4.	Shareholders may adopt any resolutions which they could adopt at a meeting, without holding a meeting. The managing directors are given the opportunity to advise regarding such resolution, unless in the circumstances it is unacceptable according to criteria of reasonableness and fairness to give such opportunity.

A resolution to be adopted without holding a meeting shall only be valid if all shareholders entitled to vote have cast their votes in writing, by cable, by telex or by telefax in favour of the proposal concerned.

Those shareholders shall forthwith notify the managing board of the resolution so adopted.

Financial year, Annual accounts.

Article 16.

16.1.	The financial year shall coincide with the calendar year.

16.2.	Annually, within five months after the end of each financial year - save where this period is extended by a maximum of six months by the general meeting on the basis of special circumstances - the managing board shall prepare annual accounts and shall make these available at the office of the company for inspection by the shareholders, as well as holders of a right of usufruct and holders of a right of pledge with voting rights. The annual accounts shall be accompanied by the auditor’s certificate, referred to in article 17, if the instructions referred to in that article have been given, by the annual report, unless section 2:391 of the Civil Code does not apply to the company, and by the additional information referred to in section 2:392 subsection 1 of the Civil Code, insofar as the provisions of that subsection apply to the company.

The annual accounts shall be signed by all managing directors. If the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

Auditor.

Article 17.

The company may instruct an auditor, as referred to in section 2:393 of the Civil Code, to audit the annual accounts prepared by the managing board in accordance with subsection 3 of section 2:393, provided however that the company must give such instructions if the law so requires.

If the law does not require that the instructions mentioned in the preceding sentence be given, the company may also instruct another expert to audit the annual accounts prepared by the managing board; such expert shall hereinafter also be referred to as auditor.

The general meeting shall be authorised to give the instructions referred to above. If the general meeting fails to give the instructions, the managing board shall be authorised to do so.

The instructions given to the auditor may be revoked at any time by the general meeting or by the managing board if it has given the instructions.

The auditor shall report on his audit to the managing board and shall issue a certificate containing the results of the audit.

Profit and loss.

Article 18.

18.1.	Distribution of profits pursuant to this article shall take place after the adoption of the annual accounts which show that the distribution is allowed.

18.2.	The profits shall be at the free disposal of the general meeting.

18.3.	The company may only make distributions to shareholders and other persons entitled to distributable profits only to the extent that its shareholders’ equity exceeds the sum of its issued share capital and the reserves to be maintained by law.

18.4.	A loss may be set off against the reserves to be maintained by law only to the extent permitted by law.

18.5.	When dividing the amount to be distributed among shareholders, shares held by the company shall not be taken into account.

Distribution of profits.

Article 19.

19.1.	Dividends shall be due and payable four weeks after they have been declared, unless the general meeting determines another date on the proposal of the managing board.

19.2.	The general meeting may resolve that dividends will be distributed in whole or in part in a form other than cash.

19.3.	Without prejudice to article 18 paragraph 3 the general meeting may resolve to distribute all or any part of the reserves.

19.4.	Without prejudice to article 18 paragraph 3 interim distributions shall be made if the general meeting so determines on the proposal of the managing board.

Liquidation.

Article 20.

20.1.	If the company is dissolved pursuant to a resolution of the general meeting, the managing directors shall become the liquidators of its property, if and to the extent that the general meeting shall not appoint one or more other liquidators.

20.2.	After the company has ceased to exist, its books, records and other data carriers shall for a period of seven years remain in the custody of the person designated for that purpose by the liquidators.

Transitional provision.

Article 21.

The first financial year ends on the thirty-first day of December two thousand and six.

This article and its heading shall lapse after expiry of the first financial year.

Finally the person appearing declares that:

a.	the issued share capital of the company amounts to one million euro (EUR 1,000,000);

b.	the incorporator subscribes for one million (1,000,000) shares in the share capital of the company;

c.	the company and the incorporator have entered into the following agreement regarding the payment for the shares to be subscribed for by the incorporator upon incorporation:

“1. As payment for its shares the incorporator shall contribute to the company eighteen thousand (18,000) shares, each with a par value of one euro (EUR 1), numbered 1 up to and including 18,000, in the share capital of the private company with limited liability: VNU Holding and Finance B.V., with corporate seat in Haarlem, the Netherlands and address at 2037 Haarlem, the Netherlands, Ceylonpoort 5-25, which shares are hereinafter referred to as: the “Contribution”.

With effect from [date incorporation and contribution] two thousand and six, hereinafter referred to as: the effective date, the Contribution shall be for the account and risk of the company.

The value of the Contribution on the effective date shall be shown in a statement of assets and liabilities to be drawn up by the incorporator as at that date.

If the description mentioned in paragraph 2 shows that the value of the Contribution is lower than the amount of the payment obligation, expressed in cash, which has to be met by the Contribution, hereinafter referred to as: the payment obligation, the incorporator shall pay the difference in cash on or before incorporation. If the value of the Contribution is higher than the payment obligation, this difference shall be entered in the company’s books as payment of share premium.

2. The incorporator shall draw up a description of the Contribution referred to in paragraph 1. If the value of the Contribution is higher or lower than the payment obligation, the description shall also show the amount of the difference.

3. The description referred to in paragraph 2 shall also mention the value attributed to the Contribution and the valuation methods used, which methods shall comply with generally accepted accounting principles, and shall refer to the condition of the Contribution on the effective date. In addition, the description shall mention the number of shares to be paid up by way of the Contribution.

4. If, through lapse of time, the description mentioned in paragraph 2 cannot at the time of the company’s incorporation be used as a description within the meaning of the law, the incorporator shall draw up a new description of the Contribution as at a date permitted by law and subject to the provisions of paragraph 2, second sentence and paragraph 3.

5. If, in drawing up the description mentioned in paragraph 4, it appears that the value of the Contribution - increased by the liabilities arising from an additional payment as referred to above in this agreement - is lower than the payment obligation, the incorporator shall pay the difference in cash on or before incorporation.

6. If, after incorporation of the company, it is irrevocably established that the incorporator must for tax purposes attribute to the Contribution as at the effective date a higher value than the value referred to in paragraph 3 in conjunction with paragraph 1, that higher value shall as between the incorporator and the company be deemed to be the value of the Contribution. The difference between the values shall be entered in the company’s books as payment of share premium.

The above provisions of this paragraph 6 shall only apply if an auditor who is qualified by law to render a certificate regarding the description of the Contribution certifies that, in applying generally accepted accounting principles, the value of the Contribution as at the date of the description referred to in paragraph 4 at least equals the payment obligation. For that purpose the value of the Contribution shall be increased by the liabilities arising from an additional payment or be reduced by the amount of the share premium payment, as referred to above in this agreement.

7. If, after incorporation of the company, it is irrevocably established that the incorporator must for tax purposes attribute to the Contribution as at the effective date a lower value than the value referred to in paragraph 3 in conjunction with paragraph 1, that lower value - to the extent that it is equal to or higher than the payment obligation - shall as between the incorporator and the company be deemed to be the value of the Contribution.

The difference between the values shall be deducted from the share premium payment referred to in paragraph 1.

8. If, after incorporation of the company, it is irrevocably established that the incorporator must for tax purposes attribute to the Contribution as at the effective date a value which is lower than the payment obligation, the amount of the payment obligation shall as between the incorporator and the company be deemed to be the value of the Contribution. In addition, after application of the provisions of paragraph 7, the incorporator shall promptly pay in cash the difference between the payment obligation and the lower tax value, plus the statutory interest to be calculated as from the effective date.

9. In all cases where this agreement requires that the incorporator make a cash payment before or on incorporation of the company, that payment shall be made into an account as referred to in section 2:203a, subsection 1 of the Civil Code.”

This agreement is now binding on the company. The description of the Contribution, as required by law, has been drawn up and signed by the incorporator. In respect of the description a qualified auditor has certified that, in applying generally accepted accounting principles, the value of the Contribution at least equals the amount of the payment obligation mentioned in the certificate, expressed in cash, which has to be met by the Contribution. The value of the Contribution has been determined in accordance with the provisions of paragraph 5 of the agreement. The description, to which the certificate relates, has not yet lost its statutory effect through lapse of time. The incorporator is not aware of any substantial decrease in the value of the Contribution since the date of the description. To the extent that shares are to be paid up in cash, that payment has been made in the manner set out in section 2:203a, subsection 1 of the Civil Code, and the company accepts the payment. To the extent that shares are to be paid up by a non-cash contribution, the incorporator must promptly make the Contribution;

d.	for the time being there shall be four (4) managing directors;

for the first time the following managing directors shall be appointed:

1.	Markus Johannes Borkink, residing at 1422 GG Uithoorn, Van Eerbeeklaan 10, born in The Hague on the twelfth day of August nineteen hundred and forty-eight;

2.	Arnoldus Paanstra, residing at 3903 DK Veenendaal, Grootveldlaan 9, born in Veenendaal on the twenty-second day of December nineteen hundred and fifty-one;

3.	Marcus Antonius Johannes de Haas, residing at 2101XB Heemstede, Jan van den Bergstraat 77, born in Rotterdam on the thirteenth day of March nineteen hundred and sixty-nine; and

4.	Marcel Willem Anna Kerff, residing at 3331AG Zwijndrecht, Burgemeester de Bruinelaan 66, born in Venlo on the First day of May nineteen hundred seventy.

The requisite ministerial declaration of no-objection was granted on the twenty-first day of June two thousand and six, number B.V. 1.382.899.

The certificate to be attached to this deed pursuant to section 2:204a of the Civil Code and the ministerial declaration of no-objection is are attached to this deed.

Sufficient proof of the existence of the power of attorney has been given to me, notaris.

The written power of attorney to the person appearing is evidenced by a private instrument which is attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and having pointed out the consequences arising from the contents of the deed for the party and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

(signed): R.H. Kleipool, M. van Olffen.